Exhibit 99.1

Molecular Data announces that it entered into an agreement with Oasis Capital, LLC to sell up to $50 million of ADRs to Oasis from time to time.

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this "Agreement") is entered into as of 13 May, 2021 (the "Execution Date"), by and between Molecular Data Inc., a company incorporated under the laws of the Cayman Islands (the "Company"), and Oasis Capital, LLC, a Puerto Rico limited liability company (the "Investor").

RECITALS

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to $50,000,000 of American Depositary Shares of the Company ("ADSs"), each representing three fully paid Class A ordinary shares ("Common Stock"),

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1               RECITALS. The parties acknowledge and agree that the recitals set forth above are true and correct and are hereby incorporated in and made a part of this Agreement.

Section 1.2               DEFINED TERMS. As used in this Agreement, the following terms shall have the following meanings specified or indicated (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"All Option Puts" means, collectively, Option 1 Put, Option 2 Put and Option 3 Put.

"Agreement" shall have the meaning specified in the preamble hereof.

"Available Amount" means, initially, the Maximum Commitment Amount, which amount shall be reduced by the Investment Amount following each successful Closing, each time the Investor purchases shares of Common Stock pursuant to an Option 1 Put, Option 2 Put or Option 3 Put.

"Average Daily Trading Volume" shall mean the average trading volume of the Company's Common Stock in the 10 Trading Days immediately preceding the respective Put Date.

"Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

"Claim Notice" shall have the meaning specified in Section 9.3(a).

"Clearing Costs" shall mean all of the Investor's broker and Transfer Agent fees.

"Clearing Date" shall be the date on which the Investor receives the Put Shares as DWAC Shares in its brokerage account.

"Closing" shall mean one of the closings of a purchase and sale of shares of Common Stock pursuant to Section 2.3.

"Closing Certificate" shall mean the closing "Officer's Certificate" of the Company in the form of Exhibit B hereto.

"Commitment Period" shall mean the period commencing on the Execution Date, and ending on the earlier of (i) the date on which the Investor shall have purchased Put Shares pursuant to this Agreement equal to the Maximum Commitment Amount, (ii) three years from the Execution Date, or (iii) written notice of termination by the Company to the Investor (which shall not occur at any time that the Investor holds any of the Put Shares).

"Commitment Shares" means 1,041,667 shares of Common Stock issued by the Company to the Investor pursuant to Section 6.5.

"Common Stock" shall mean the Company's Series A ordinary shares $0.00005 par value, and any shares of any other class of common stock whether now or hereafter authorized, having the right to participate in the distribution of dividends (as and when declared) and assets (upon liquidation of the Company).

"Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Company" shall have the meaning specified in the preamble to this Agreement.

"Confidential Information" means any information disclosed by either party to this Agreement, or their affiliates, agents or representatives, to the other party to this Agreement, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, formulae, business information, trade secrets, technology, strategies. prototypes, samples, plant and equipment), which may or may not be designated as "Confidential," "Proprietary" or some similar designation. Information communicated orally shall be considered Confidential Information. Confidential Information may also include information disclosed by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no fault, action or inaction of the receiving party; (iii) is already in the possession of the receiving party at the time of disclosure by the disclosing party as shown by the receiving party's files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party's obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party's Confidential Information, as shown by documents and other competent evidence in the receiving party's possession; or (vi) is required by law to be disclosed by the receiving party, provided that the receiving party gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.

"Current Report" shall have the meaning set forth in Section 6.4.

"Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

"Damages" shall mean any loss, claim, damage, liability, cost and expense (including, without limitation, reasonable attorneys' fees and disbursements and costs and expenses of expert witnesses and investigation).

"Dispute Period" shall have the meaning specified in Section 9.3(a).

"Disqualification Event" shall have the meaning specified in Section 4.24.

"DTC" shall mean The Depository Trust Company, or any successor performing substantially the same function for the Company.

"DTC/FAST Program" shall mean the DTC's Fast Automated Securities Transfer Program.

"DWAC" shall mean Deposit Withdrawal at Custodian as defined by the DTC.

"DWAC Eligible" shall mean that (a) the Common Stock is eligible at DTC for full services pursuant to DTC's operational arrangements, including, without limitation, transfer through DTC's DWAC system, (b) the Company has been approved (without revocation) by the DTC's underwriting department, (c) the Transfer Agent is approved as an agent in the DTC/FAST Program, (d) the Commitment Shares or Put Shares, as applicable, are otherwise eligible for delivery via DWAC, and (e) the Transfer Agent does not have a policy prohibiting or limiting delivery of the Put Shares or Commitment Shares, as applicable, via DWAC.

"DWAC Shares" means shares of Common Stock that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and (iii) timely credited by the Company to the Investor's or its designee's specified DWAC account with DTC under the DTC/FAST Program, or any similar program hereafter adopted by DTC performing substantially the same function.

"Environmental Laws" shall have the meaning set forth in Section 4.13.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Execution Date" shall have the meaning set forth in the preamble to this Agreement.

"FINRA" shall mean the Financial Industry Regulatory Authority, Inc.

"Indemnified Party" shall have the meaning specified in Section 9.2.

"Indemnifying Party" shall have the meaning specified in Section 9.2.

"Indemnity Notice" shall have the meaning specified in Section 9.3(b).

"Intellectual Property" shall mean all trademarks, trademark applications, trade names, service marks, service mark registrations, service names, patents, patent applications, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights.

"Investment Amount" shall mean the dollar value equal to the amount of Put Shares referenced in the Put Notice multiplied by the applicable Put Purchase Price (as applicable) minus the Clearing Costs.

"Investor" shall have the meaning specified in the preamble to this Agreement.

"Issuer Covered Person" shall have the meaning specified in Section 4.24.

"Lien" means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or any other restriction.

"Market Price" shall mean the one traded ADS price on the Principal Market for any Trading Day during the Valuation Period, as reported by Bloomberg Finance L.P or other reputable source.

"Material Adverse Effect" shall mean any effect on the business, operations, properties, or financial condition of the Company and/or the Subsidiaries that is material and adverse to the Company and/or the Subsidiaries and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company and/or the Subsidiaries to enter into and/or perform its obligations under any Transaction Document.

"Maximum Commitment Amount" shall mean $50,000,000.

"Qption 1 Maximum Put Amount" shall mean 10% of the average number of shares of ADS traded for the 10 Trading Days prior to the date of the Put Notice.

"Option 1 Purchase Price" shall mean the lesser of (i) the lowest traded price of the Common Stock on the Principal Market on the Clearing Date, or (ii) the average of the three lowest closing sale prices of the Common Stock on the Principal Market during the Option 1 Valuation Period (as reported by Bloomberg Finance L.P., Quotestream, or other reputable source).

"Option 1 Put" shall mean the right of the Company to require the Investor to purchase shares of Common Stock at the Option 1 Purchase Price, subject to the terms and conditions of this Agreement.

"Option 1 Valuation Period" shall mean the period of 12 consecutive Trading Days immediately preceding the Clearing Date associated with the applicable Put Notice during which the Option 1 Purchase Price of the Common Stock is valued.

"Option 2 Maximum Put Amount" shall mean the lesser of (i) such amount that equals 10% of the daily trading volume of the ADS on the Put Date, and (ii) the quotient of $2,000,000 divided by the closing price on the date prior to the Put Notice.

"Option 2 Purchase Price" shall mean the lesser of (i) 93% of the lowest traded price of the Common Stock on the Principal Market during the Option 2 Valuation Period (as reported by Bloomberg Finance L.P., Quotestream, or other reputable source), or (ii) 93% of the VWAP on the Clearing Date, or (iii) 93% of the closing bid price of the Common Stock on the Principal Market on the Clearing Date.

"Option 2 Put" shall mean the right of the Company to require the Investor to purchase shares of Common Stock at the Option 2 Purchase Price, subject to the terms and conditions of this Agreement.

"Option 2 Valuation Period" shall mean the period of 10 consecutive Trading Days immediately preceding the Put Date associated with the applicable Put Notice during which the Option 2 Purchase Price of the Common Stock is valued.

"Option 3 Maximum Put Amount" shall mean an amount that equals the lesser of (i) 100% of the Average Daily Trading Volume, and (ii) the quotient of $1,000,000 divided by the closing price on the date prior to the Put Notice.

"Option 3 Purchase Price" shall mean 93% of the Market Price on which the Purchase Price is calculated in accordance with the terms and conditions of this Agreement.

"Option 3 Put" shall mean the right of the Company to require the Investor to purchase shares of Common Stock at the Option 3 Purchase Price, subject to the terms and conditions of this Agreement.

"Option 3 Valuation Period" shall mean the period of five Trading Days immediately following the Clearing Date associated with the applicable Put Notice.

"Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof

"Principal Market" shall mean the NASDAQ stock market.

"Prohibited Put Price" shall mean $0.25 per share, which shall be adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction and, effective upon the consummation of any such reorganization, recapitalization, non-cash dividend, stock split or other similar transaction, the Prohibited Put Price shall mean the lower of (i) the adjusted price and (ii) $0.25

"Purchase Price" means the Option 1 Purchase Price, an Option 2 Purchase Price or Option 3 Purchase Price, as applicable.

"Put Date" shall mean any Trading Day during the Commitment Period that a Put Notice is deemed delivered pursuant to Section 2.2(b).

"Put Notice" shall mean a written notice, substantially in the form of Exhibit A hereto, addressed to the Investor and setting forth the amount of Put Shares which the Company intends to require the Investor to purchase pursuant to the terms of this Agreement.

"Put Shares" shall mean all shares of Common Stock issued, or that the Company shall be entitled to issue, per any applicable Put Notice in accordance with the terms and conditions of this Agreement.

"Registration Rights Agreement" means that agreement in the form attached hereto as Exhibit C.

"Registration Statement" shall have the meaning specified in Section 6.4.

"Regulation D" shall mean Regulation D promulgated under the Securities Act.

"Rule 144" shall mean Rule 144 promulgated under the Securities Act or any similar provision then in force under the Securities Act.

"SEC" shall mean the United States Securities and Exchange Commission. "SEC Documents" shall have the meaning specified in Section 4.5. "Securities" means, collectively, the Put Shares and the Commitment Shares. "Securities Act" shall mean the Securities Act of 1933, as amended.

"Short Sales" shall mean all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act.

"Subsidiary" or "Subsidiaries" means any Person the Company wholly-owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

"Third Party Claim" shall have the meaning specified in Section 9.3(a).

"Trading Day" shall mean a day on which the Principal Market shall be open for business.

"Transaction Documents" shall mean this Agreement, the Registration Rights Agreement and all schedules and exhibits hereto and thereto.

"VWAP" shall mean for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a national exchange as included in the term Principal Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on such national exchange on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. or Quotestream, a product of QuoteMedia, Inc. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)); (b) if the Common Stock is not then traded on a national exchange, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTCQX, OTCQB, OTC Pink or OTC Bulletin Board (as applicable); (c) if the Common Stock is not then quoted for trading on the OTCQX, OTCQB, OTC Pink or OTC Bulletin Board and if prices for the Common Stock are then reported in the OTC markets or a similar organization or agency, the most recent bid price per share of the Common Stock so reported that reflects the equivalent of a trading market for the Common Stock; or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Investor and reasonably acceptable to the Company.

ARTICLE II

PURCHASE AND SALE OF COMMON STOCK

Section 2.1               PUTS. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII), the Company shall have the right, but not the obligation, to direct the Investor, to process an:

(a)              Option 1 Put by its delivery to the Investor of a Put Notice from time to time during the Commitment Period, to purchase Put Shares, provided that notwithstanding any other terms of this Agreement, in each instance, (i) the Investment Amount is not more than the Option 1 Maximum Put Amount for any Option 1 Put, (ii) all shares of Common Stock resulting from prior submitted Put Notices must have been delivered, (iii) the aggregate Investment Amount of All Option Puts shall not exceed the Maximum Commitment Amount; (iv) the Trading Day prior to the subject Clearing Date must not have been the lowest VWAP of the Common Stock out of the prior 10 consecutive Trading Days, and (v) at least two Trading Days must have lapsed since the most recent Clearing Date. Additionally, there shall be no Option 1 Put during an Option 3 Put Valuation Period.

(b)              Option 2 Put by its delivery to the Investor of a Put Notice from time to time during the Commitment Period, to purchase Put Shares, provided that notwithstanding any other terms of this Agreement, in each instance, (i) the Investment Amount is not more than the Option 2 Maximum Put Amount for any Option 2 Put, (ii) the aggregate Investment Amount of All Option Puts shall not exceed the Maximum Commitment Amount, (iii) the aggregate of the Option 2 Maximum Put Amounts shall not exceed $1,000,000 on any given date and (iv) all shares of Common Stock resulting from prior submitted Put Notices must have been delivered. Additionally, there shall be no Option 2 Put during an Option 3 Put Valuation Period.

(c)              Option 3 Put by its delivery to the Investor of a Put Notice from time to time during the Commitment Period, to purchase Put Shares in a minimum amount not less than $25,000 and not in excess of the Option 3 Maximum Put Amount; provided that notwithstanding any other terms of this Agreement, in each instance, (i) that such minimum amount of Put Shares under an Option 3 Put; (ii) the aggregate Investment Amount of All Option Puts shall not exceed the Maximum Commitment Amount, (iii) all shares of Common Stock resulting from prior submitted Put Notices must have been delivered, (iv) the Common Stock must have closed at no less than $0.32 per share on the Trading Day prior to the delivery of the Put Notice or the Common Stock must have traded at or above $0.32 per share on the day of the delivery of the Put Notice, and (v) the Company shall not have filed or issued any material public disclosure regarding its business or otherwise on either the day prior to the delivery of the Put Notice or within 2 hours of the delivery of the Put Notice. Additionally, there shall be no Option 2 Put or Option 3 Put on a date that an Option 3 Put is delivered.

(d)              Notwithstanding anything to the contrary, the Company and the Investor shall not effectuate any Puts under this Agreement if either: (i) the last traded price at the time of the put is not at least 110% of the Prohibited Put Price or (ii) if the Purchase Price would be at a price below the Prohibited Put Price.

Section 2.2                MECHANICS.

(a)              PUT NOTICE. At any time and from time to time during the Commitment Period, except as provided in this Agreement, the Company may cause a Put by delivering a Put Notice to the Investor, subject to satisfaction of the conditions set forth in Section 2.1, Section 7.2 and otherwise provided in this Agreement. The Company shall deliver, or cause to be delivered, the Put Shares as DWAC Shares to the Investor within one Trading Day following the Put Date.

(b)              DATE OF DELIVERY OF PUT NOTICE. A Put Notice shall be deemed delivered on (i) the Trading Day it is received by e-mail by the Investor if such notice is received on or prior to 1:30 p.m. EST or (ii) the immediately succeeding Trading Day if it is received by e-mail after 1:30 p.m. EST on a Trading Day or at any time on a day which is not a Trading Day.

Section 2.3               CLOSINGS.

(a)              TIMING. The Closing of a Put shall occur within one Trading Day following the Clearing Date of Option 1 Put and Option 2 Put and one Trading Day following the end of the Option 3 Valuation Period, whereby the Investor shall deliver the Investment Amount by wire transfer of immediately available funds to an account designated by the Company. In addition, on or prior to any such Closing, each of the Company and the Investor shall deliver to each other all documents, instruments and writings required to be delivered or reasonably requested by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

(b)              RETURN OF SURPLUS. If the value of the Put Shares delivered to the Investor causes the Company to exceed the Maximum Commitment Amount, then the Investor shall return to the Company the surplus amount of Put Shares associated with such Put, and such applicable Purchase Price shall be reduced by any Clearing Costs related to the return of such Put Shares.

(c)              RESALES DURING VALUATION PERIOD. The parties acknowledge and agree that during the Option 1 Valuation Period, Option 2 Valuation Period or Option 3 Valuation Period (as applicable), the Investor may contract for, or otherwise effect, the resale of the subject purchased Put Shares to third-parties, subject to security laws and regulations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF INVESTOR

The Investor represents and warrants to the Company that:

Section 3.1   INTENT. The Investor is entering into this Agreement for its own account, and the Investor has no present arrangement (whether or not legally binding) at any time to sell the Securities to or through any Person in violation of the Securities Act or any applicable state securities laws; provided, however, that the Investor reserves the right to dispose of the Securities at any time in accordance with federal and state securities laws applicable to such disposition.

Section 3.2   NO LEGAL ADVICE FROM THE COMPANY. The Investor acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. Except with respect to the representations, warranties and covenants contained in this Agreement, the Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.3   ACCREDITED INVESTOR. The Investor is an accredited investor as defined in Rule 501(a)(3) of Regulation D, and the Investor has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities. The Investor acknowledges that an investment in the Securities is speculative and involves a high degree of risk.

Section 3.4   AUTHORITY. The Investor has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further consent or authorization of the Investor is required. Each Transaction Document to which it is a party has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and binding obligation of the Investor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

Section 3.5   NOT AN AFFILIATE. The Investor is not an officer, director or "affiliate" (as such term is defined in Rule 405 of the Securities Act) of the Company.

Section 3.6   ORGANIZATION AND STANDING. The Investor is an entity duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation with full right, limited liability company power and authority to enter into and to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

Section 3.7   ABSENCE OF CONFLICTS. The execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby and compliance with the requirements hereof and thereof, will not (a) violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Investor, (b) violate any provision of any indenture, instrument or agreement to which the Investor is a party or is subject, or by which the Investor or any of its assets is bound, or conflict with or constitute a material default thereunder, (c) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owed by the Investor to any third party, or (d) require the approval of any third-party (that has not been obtained) pursuant to any material contract, instrument, agreement, relationship or legal obligation to which the Investor is subject or to which any of its assets, operations or management may be subject.

Section 3.8   DISCLOSURE; ACCESS TO INFORMATION. The Investor had an opportunity to review copies of the SEC Documents filed on behalf of the Company and has had access to all publicly available information with respect to the Company; provided, however, that the Investor makes no representation or warranty hereunder with respect to any SEC Document and is relying on the representations and warranties of the Company in Article IV with respect to the SEC Documents.

Section 3.9   MANNER OF SALE. At no time was the Investor presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertisement regarding the Securities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor that, except as set forth in the disclosure schedules hereto that as of the Execution Date and at each Clearing Date:

Section 4.1   ORGANIZATION OF THE COMPANY. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Each of the Company and the Subsidiaries is not in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

Section 4.2   AUTHORITY. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its board of directors or stockholders is required. Each of this Agreement and the other Transaction Documents has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

Section 4.3   CAPITALIZATION. As of the Execution Date, the authorized capital stock of the Company is at set forth in Schedule 4.3. Except as set forth on Schedule 4.3, the Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company's stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company's employee stock purchase plans and pursuant to the conversion and/or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. Except as set forth in the SEC Documents or except as would not cause a Material Adverse Effect, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth on Schedule 4.3, and except as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents except as set forth in the SEC Documents or except as would not cause a Material Adverse Effect. The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Except as set forth in the SEC Documents or except as would not cause a Material Adverse Effect, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

Section 4.4   LISTING AND MAINTENANCE REQUIREMENTS. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the American Depositary Shares (ADS) under the Exchange Act, nor has the Company received any notification that the SEC is contemplating terminating such registration. Except as set forth on Schedule 4.4, the Company has not, in the 12 months preceding the Execution Date, received notice from the Principal Market to the effect that the Company is not in compliance with the listing or maintenance requirements of such Principal Market. Except as set forth on Schedule 4.4, the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

Section 4.5   SEC DOCUMENTS; DISCLOSURE. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year preceding the Execution Date (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Documents") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and other federal laws, rules and regulations applicable to such SEC Documents, and none of the SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto or (b) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments). The Company maintains a system of internal accounting controls appropriate for its size. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is not disclosed by the Company in its financial statements or otherwise that would be reasonably likely to have a Material Adverse Effect. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting transactions in securities of the Company.

Section 4.6   VALID ISSUANCES. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be validly issued, fully paid, and non-assessable, free and clear of all Liens imposed by the Company, other than restrictions on transfer provided for in the Transaction Documents and under the Securities Act.

Section 4.7   NO CONFLICTS. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Put Shares and the Commitment Shares, do not and will not: (a) result in a violation of the Company's or any Subsidiary's certificate or articles of incorporation, by-laws or other organizational or charter documents, (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, instrument or any "lock-up" or similar provision of any underwriting or similar agreement to which the Company or any Subsidiary is a party, or (c) result in a violation of any federal, state or local law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect), nor is the Company otherwise in violation of, conflict with or in default under any of the foregoing. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or the other Transaction Documents (other than any SEC, FINRA or state securities filings that may be required to be made by the Company in connection with the issuance of the Commitment Shares or subsequent to any Closing or any registration statement that may be filed pursuant hereto); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Investor herein.

Section 4.8   NO MATERIAL ADVERSE CHANGE. No event has occurred that would have a Material Adverse Effect on the Company or any Subsidiary that has not been disclosed in subsequent SEC filings.

Section 4.9   LITIGATION AND OTHER PROCEEDINGS. Except as set forth in the SEC Documents or except as would not cause a Material Adverse Effect, and except as set forth on Schedule 4.9, there are no actions, suits, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties, nor has the Company received any written or oral notice of any such action, suit, proceeding, inquiry or investigation, which would have a Material Adverse Effect or would require disclosure under the Securities Act or the Exchange Act. No judgment, order, writ, injunction or decree or award has been issued by or, to the knowledge of the Company, requested of any court, arbitrator or governmental agency which would have a Material Adverse Effect. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any Subsidiary, or any current or former director or officer of the Company or any Subsidiary.

Section 4.10    INVESTOR'S STATUS. The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company acknowledges and agrees that the Investor is not an "affiliate" (as defined under the Securities Act) of the Company and will make no representation or take any action to the contrary. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities. The Company further represents to the Investor that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

Section 4.11    NO GENERAL SOLICITATION. Neither the Company, any Subsidiary, nor any of their respective affiliates, nor any Person acting on their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

Section 4.12   INTELLECTUAL PROPERTY RIGHTS. The Company and each Subsidiary own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's, nor any Subsidiary's material Intellectual Property has expired or terminated, or, by the terms and conditions thereof, could expire or terminate within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company and/or any Subsidiary of any material Intellectual Property of others, or of any such development of similar or identical trade secrets or technical information by others, and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company and/or any Subsidiary regarding the infringement of any Intellectual Property, which could reasonably be expected to have a Material Adverse Effect.

Section 4.13    ENVIRONMENTAL LAWS. To the Company's knowledge, the Company and each Subsidiary (i) is in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (iii) is in compliance with all terms and conditions of any such permit, license or approval, except where, in each of the three foregoing clauses, the failure to so comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.14   TITLE. Except as disclosed in Schedule 4.15, the Company and each Subsidiary has good and marketable title in fee simple to all real property owned by it and good and marketable title in all personal property owned by it that is material to the business of the Company and each Subsidiary, in each case free and clear of all Liens and, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any Subsidiary and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company or any Subsidiary is held under valid, subsisting and enforceable leases with which the Company is in compliance with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any Subsidiary.

Section 4.15   INSURANCE. The Company and each Subsidiary is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and each Subsidiary is engaged. Neither the Company, nor any Subsidiary has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it or any Subsidiary will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company, taken as a whole.

Section 4.16    REGULATORY PERMITS. Except as set forth in the SEC Documents or except as would not cause a Material Adverse Effect, the Company and each Subsidiary possesses all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its businesses, and neither the Company, nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 4.17    TAX STATUS. The Company and each Subsidiary has made or filed all federal and state income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

Section 4.18    TRANSACTIONS WITH AFFILIATES. Except as set forth in the SEC Documents, none of the officers or directors of the Company or any Subsidiary, and to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of the lesser of (i) $120,000 or (ii) one percent of the average of the Company's total assets at year-end for the last two completed fiscal years, other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company or any Subsidiary and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

Section 4.19    FOREIGN CORRUPT PRACTICES. Neither the Company, any Subsidiary, nor to the knowledge of the Company, any agent or other Person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any Person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

Section 4.20    SARBANES-OXLEY. The Company is in compliance with all provisions of the Sarbanes-Oxley Act of 2002, as amended, which are applicable to it.

Section 4.21   CERTAIN FEES. No brokerage or finder's fees or commissions are or will bepayable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of any Persons for fees of a type contemplated in this Section 4.23 that may be due in connection with the transactions contemplated by the Transaction Documents.

Section 4.22    ACCOUNTANTS. The Company's accountants are set forth in the SEC Documents and, to the knowledge of the Company, such accountants are an independent registered public accounting firm as required by the Securities Act.

Section 4.23    NO MARKET MANIPULATION. Neither the Company, nor any Subsidiary has, and to its knowledge no Person acting on either of their behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

Section 4.24    NO DISQUALIFICATION EVENTS. None of the Company, any Subsidiary, any of their predecessors, any affiliated issuer, any director, executive officer, other officer of the Company or any Subsidiary participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

Section 4.25   MONEY LAUNDERING. The Company and each Subsidiary is in compliance with, and has not previously violated, the USA PATRIOT ACT of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism" (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

Section 4.26    ILLEGAL OR UNAUTHORIZED PAYMENTS; POLITICAL CONTRIBUTIONS. Neither the Company, nor any Subsidiary has, nor, to the best of the Company's knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the Company, any Subsidiary or any other business entity or enterprise with which the Company is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company.

Section 4.27    SHELL COMPANY STATUS. The Company is not currently an issuer identified in Rule 144(i)(1)(i) under the Securities Act, is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, has filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable during the preceding 12 months, and, as of a date at least one year prior to the Execution Date, has filed current "Form 10 information" with the SEC (as defined in Rule 144(i)(3) of the Securities Act) reflecting its status as an entity that is no longer an issuer described in Rule 144(i)(1)(i) of the Securities Act.

Section 4.28    ABSENCE OF SCHEDULES. In the event that on the Execution Date, the Company does not deliver any disclosure schedule contemplated by this Agreement, the Company hereby acknowledges and agrees that (i) each such undelivered disclosure schedule shall be deemed to read as follows: "Nothing to Disclose", and (ii) the Investor has not otherwise waived delivery of such disclosure schedule, except as set forth in the SEC Documents or except as would not cause a Material Adverse Effect.

ARTICLE V

COVENANTS OF INVESTOR

Section 5.1   COMPLIANCE WITH LAW; TRADING IN SECURITIES. The Investor's trading activities with respect to shares of Common Stock will be in compliance with all applicable state and federal securities laws and regulations and the rules and regulations of FINRA and the Principal Market.

Section 5.2   SHORT SALES AND CONFIDENTIALITY. Neither the Investor, nor any affiliate of the Investor acting on its behalf or pursuant to any understanding with it, will execute any Short Sales during the period from the Execution Date to the end of the Commitment Period. For the purposes hereof, and in accordance with Regulation SHO, the sale after delivery of a Put Notice of such number of shares of Common Stock reasonably expected to be purchased under a Put Notice shall not be deemed a Short Sale. The Investor shall, until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company in accordance with the terms of this Agreement, maintain the confidentiality of the existence and Willis of this transaction and the information included in the Transaction Documents. The Investor agrees not to disclose any Confidential Information of the Company to any third party, except for attorneys, accountants, advisors who have a need to know such Confidential Information and are bound by confidentiality, and shall not use any Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby. The Investor acknowledges that the Confidential Information of the Company shall remain the property of the Company and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the Company.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1   REMOVED AND RESERVED.

Section 6.2   LISTING OF ADS. The Company shall promptly secure the listing of all of the Put Shares and Commitment Shares to be issued to the Investor hereunder on the Principal Market (subject to official notice of issuance) and shall use commercially reasonable best efforts to maintain, so long as any shares of Common Stock shall be so listed, the listing of all such Put Shares and Commitment Shares from time to time issuable hereunder. The Company shall use its commercially reasonable efforts to continue the listing and trading of the Common Stock on the Principal Market (including, without limitation, maintaining sufficient net tangible assets) and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of FINRA and the Principal Market. The Company shall not take any action that would reasonably be expected to result in the delisting or suspension of the Common Stock on the Principal Market. The Company shall promptly, and in no event later than the following Trading Day, provide to the Investor copies of any notices it receives from any Person regarding the continued eligibility of the Common Stock for listing on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 6.2). The Company shall take all action necessary to ensure that its A D S can be transferred electronically as DWAC Shares.

Section 6.3   OTHER EQUITY LINES. So long as this Agreement remains in effect, the Company covenants and agrees that it will not, without the prior written consent of the Investor, enter into any other equity line of credit agreement with any other party, without the Investor's prior written consent, which consent may be granted or withheld in the Investor's sole and absolute discretion.

Section 6.4    FILING OF CURRENT REPORT AND REGISTRATION STATEMENT. The Company agrees that it shall file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the SEC within two Trading Days after executing this Agreement and describing the material terms and conditions of, the Transaction Documents (the "Current Report"). The Company shall permit the Investor to review and comment upon the final pre-filing draft version of the Current Report at least one Trading Day prior to its filing with the SEC, and the Company shall give reasonable consideration to all such comments. The Investor shall use its reasonable best efforts to comment upon the final pre-filing draft version of the Current Report within one Trading Day from the date the Investor receives it from the Company. Pursuant to the terms of the Registration Rights Agreement, the Company shall also file with the SEC, on or before the 30th business day following the Execution Date, a new registration statement on Form F-1 or F-3 (the "Registration Statement") covering the resale of the Put Shares and Commitment Shares.

Section 6.5   ISSUANCE OF COMMITMENT SHARES. In consideration for the Investor's execution and delivery of, and performance under this Agreement, the Company shall cause the Transfer Agent to issue the Commitment Shares to the Investor on the Execution Date. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the Execution Date, and the issuance of the Commitment Shares is not contingent upon any other event or condition, including, without limitation, the effectiveness of the Registration Statement or the Company's submission of a Put Notice to the Investor and irrespective of any termination of this Agreement. The Company shall include on any registration statement filed with the SEC all Commitment Shares. Of the Commitment Shares, 740,740 shares (“Prior Agreement CS”) should have been issued in connection with the Prior Agreement (defined below). The holding period for the Prior Agreement CS shall tack back to the execution date of that certain Equity Purchase Agreement dated March 17, 2021 (the “Prior Agreement”) by and between the Company and the Investor, which is hereby terminated. The Company hereby confirms that it will not take a position to the contrary.

Section 6.6   DUE DILIGENCE; CONFIDENTIALITY; NON-PUBLIC INFORMATION. The Investor shall have the right, from time to time as the Investor may reasonably deem appropriate, to perform reasonable due diligence on the Company during normal business hours. The Company, each Subsidiary and their respective officers and employees shall provide information and reasonably cooperate with the Investor in connection with any reasonable request by the Investor related to the Investor's due diligence of the Company. The Company agrees not to disclose any Confidential Information of the Investor to any third party, except for attorneys, accountants, advisors who have a need to know such Confidential Information and are bound by confidentiality, and shall not use any Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby. The Company acknowledges that the Confidential Information of the Investor shall remain the property of the Investor and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the Investor. The Company confirms that neither it nor any other Person acting on its behalf shall provide the Investor or its agents or counsel with any information that constitutes or might constitute material, non-public infon-nation, unless a simultaneous public announcement thereof is made by the Company in the manner contemplated by Regulation FD. In the event of a breach of the foregoing covenant by the Company or any Person acting on its behalf (as determined in the reasonable good faith judgment of the Investor), in addition to any other remedy provided herein or in the other Transaction Documents, the Investor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company; provided the Investor shall have first provided notice to the Company that it believes it has received information that constitutes material, non-public information, and the Company shall have had at least 24 hours to publicly disclose such material, non-public information prior to any such disclosure by the Investor, and the Company shall have failed to publicly disclose such material, non-public information within such time period. The Investor shall not have any liability to the Company, any Subsidiary, or any of their respective directors, officers, employees, stockholders, affiliates or agents, for any such disclosure. The Company understands and confirms that the Investor shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

Section 6.7   PURCHASE RECORDS. The Company shall maintain records showing the Available Amount at any given time and the date, Investment Amount and Put Shares for All Option Puts, contained in the applicable Put Notice.

Section 6.8   TAXES. The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any shares of Common Stock to the Investor made under this Agreement.

Section 6.9   USE OF PROCEEDS. The Company will use the net proceeds from the offering of Put Shares hereunder in the manner described in the Registration Statement or the SEC Documents.

Section 6.10 OTHER TRANSACTIONS. The Company shall not enter into, announce or recommend to its stockholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company to perform its obligations under the Transaction Documents, including, without limitation, the obligation of the Company to deliver the Put Shares and the Commitment Shares to the Investor in accordance with the terms of the Transaction Documents.

Section 6.11   INTEGRATION. In any case subject to the terms of the Registration Rights Agreement, from and after the Execution Date, neither the Company, nor or any of its Subsidiaries or affiliates will, and the Company shall use its reasonable efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to buy any security, under circumstances that would require registration of the offer and sale of any of the Securities under the Securities Act.

Section 6.12    TRANSACTION DOCUMENTS. On the Execution Date, the Company shall deliver (or cause to be delivered) to the Investor executed copies of all of the Transaction Documents.

Section 6.13    D&O INSURANCE. The Company shall be required to obtain D&O insurance in the amount of at least $5,000,000.

ARTICLE VII

CONDITIONS TO DELIVERY OF PUT NOTICES AND CONDITIONS TO CLOSING

Section 7.1   CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO ISSUE AND SELL PUT SHARES. The right of the Company to issue and sell the Put Shares to the Investor is subject to the satisfaction of each of the conditions set forth below:

(a)               ACCURACY OF INVESTOR'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Investor shall be true and correct in all material respects as of the Execution Date and as of the date of each Closing as though made at each such time.

(b)               PERFORMANCE BY INVESTOR. Investor shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to such Closing.

(c)                REGISTRATION STATEMENT. The Company shall not have the right to issue any Put Shares if the Registration Statement, and any amendment or supplement thereto, shall fail to be and remain effective for the resale by the Investor of the Put Shares and Commitment Shares.

Section 7.2 CONDITIONS PRECEDENT TO THE OBLIGATION OF INVESTOR TO PURCHASE PUT SHARES. The obligation of the Investor hereunder to purchase Put Shares is subject to the satisfaction of each of the following conditions:

(a)               REGISTRATION STATEMENT. The Registration Statement, and any amendment or supplement thereto, shall be and remain effective for the resale by the Investor of the Put Shares and the Commitment Shares and (i) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Registration Statement, either temporarily or permanently, or intends or has threatened to do so and (ii) no other suspension of the use of, or withdrawal of the effectiveness of, such Registration Statement or related prospectus shall exist. The Company shall have prepared and filed with the SEC a final and complete prospectus (the preliminary form of which shall be included in the Registration Statement) and shall have delivered to the Investor a true and complete copy thereof Such prospectus shall be current and available for the resale by the Investor of all of the Securities covered thereby.

(b)               ACCURACY OF THE COMPANY'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct in all material respects as of the Execution Date and as of the date of each Closing (except for representations and warranties under the first sentence of Section 4.3, which are specifically made as of the Execution Date and shall be true and correct in all respects as of the Execution Date).

(c)                PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company.

(d)                NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the Transaction Documents, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the Transaction Documents.

(e)                ADVERSE CHANGES. Since the date of filing of the Company's most recent SEC Document, no event that had or is reasonably likely to have a Material Adverse Effect has occurred.

(f)                 NO SUSPENSION OF TRADING IN OR DELISTING OF ADS The trading of the Common Stock shall not have been suspended by the SEC, the Principal Market or FINRA, or otherwise halted for any reason, and the Common Stock shall have been approved for listing or quotation on and shall not have been delisted from the Principal Market. In the event of a suspension, delisting, or halting for any reason, of the trading of the Common Stock, as contemplated by this Section 7.2(f), the Investor shall have the right to return to the Company any Put Shares held by it and be refunded the Purchase Price of the applicable put. The refunded purchase price shall be based on the most recent Put Shares acquired by the Investor.

(g)                BENEFICIAL OWNERSHIP LIMITATION. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any shares of Common Stock under this Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) would result in the beneficial ownership by the Investor and its affiliates of more than 4.99% of the then issued and outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). Upon the written or oral request of the Investor, the Company shall promptly (but not later than one Trading Day) confirm orally or in writing to the Investor the number of shares of Common Stock then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The Investor's written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error.

(h)                NO KNOWLEDGE. The Company shall have no knowledge of any event more likely than not to have the effect of causing the Registration Statement to be suspended or otherwise ineffective (which event is more likely than not to occur within the 15 Trading Days following the Trading Day on which such Put Notice is deemed delivered). The Company shall have no knowledge of any untrue statement (or alleged untrue statement) of a material fact or omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in the Registration Statement, any effective registration statement filed pursuant to the Registration Rights Agreement or any post-effective amendment or prospectus which is a part of the foregoing, unless the Company has filed an amendment with the SEC or taken such other.

(i)                  NO VIOLATION OF SHAREHOLDER APPROVAL REQUIREMENT. The issuance of the Put Shares shall not violate the shareholder approval requirements of the Principal Market.

OFFICER'S CERTIFICATE. On the date of delivery of each Put Notice, the Investor shall have received the Closing Certificate executed by an executive officer of the Company and to the effect that all the conditions to such Closing shall have been satisfied as of the date of each such certificate.

(k)       SEC DOCUMENTS. All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC within the applicable time periods prescribed for such filings under the Exchange Act.

(1)               NO VIOLATION. No statute, regulation, order, guidance, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, local or foreign court or governmental authority of competent jurisdiction, including, without limitation, the SEC, which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents.

(m)              LEGAL OPINION. The Company shall cause to be delivered to the Investor a written opinion of counsel satisfactory to the Investor, in form and substance satisfactory to the Investor and its counsel, relating to the availability and effectiveness of the Registration Statement, as supplemented by any prospectus supplement or amendment thereto, and regarding the Company's compliance with the applicable statutory laws and the federal securities laws of the United States in the issuance, sale and registration of the Put Shares and Commitment Shares.

(n)                ADS RESERVATION AGREEMENT. Execution of a mutually agreeable agreement (and performance thereunder) amongst, the Company, the JPMorgan Chase & Co. and the Investor regarding the reservation and delivery of the ADS.

ARTICLE VIII

LEGENDS

Section 8.1   INVESTOR'S COMPLIANCE. Nothing in this Article VIII shall affect in any way the Investor's obligations hereunder to comply with all applicable securities laws upon the sale of the Common Stock.

ARTICLE IX

NOTICES; INDEMNIFICATION

Section 9.1   NOTICES. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (a) personally served, (b) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (c) delivered by reputable air courier service with charges prepaid, or (d) transmitted by hand delivery, telegram, or e-mail as a PDF, addressed as set forth below or to such other address as such party shall have specified most recently by written notice given in accordance herewith. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (i) upon hand delivery or delivery by e-mail at the address designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (ii) on the second business day following the date of mailing by express courier service or on the fifth business day after deposited in the mail, in each case, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

The addresses for such communications shall be:

If to the Company:

Molecular Data Inc.

Floor 11, Building 15, No. 2177 Shenkun Road,

Shanghai, People's Republic of China, 201106

Attention: Steven Foo, Chief Financial Officer
Email: steven.foo@molbase.com

If to the Investor:

Oasis Capital, LLC

208 Ponce de Leon Ave, Suite 1600

San Juan, PR 00918

E-mail: investments@oasis-cap.com

Attention: Adam Long, Managing Partner

With a copy to (that shall not constitute notice)

Nason Yeager Gerson Harris & Fumero, P.A.

3001 PGA Boulevard, Suite 305

Palm Beach Gardens, Florida, 33410

E-mail: bbernstein@nasonyeager.com

Attention: Brian Bernstein, Esq

Either party hereto may from time to time change its address or e-mail for notices under this Section 9.1 by giving at least 10 days' prior written notice of such changed address to the other party hereto.

Section 9.2 INDEMNIFICATION. In consideration of the Investor's execution and delivery of this Agreement and in addition to all of the Company's other obligations under the Transaction Documents, the Company and the Investor (each as the "Indemnifying Party") agrees to indemnify and hold harmless the other party along with its officers, directors, employees, and authorized agents and representatives, and each Person or entity, if any, who controls such party within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or the rules and regulations thereunder (an "Indemnified Party") from and against any and all Damages, joint or several, and any and all actions in respect thereof to which the Indemnified Party becomes subject to, resulting from, arising out of or relating to (i) any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of the Indemnifying Party contained in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any registration statement pursuant to the Registration Rights Agreement or any post-effective amendment thereof or supplement thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, or (iv) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law, as such Damages are incurred, except to the extent such Damages result primarily from the Indemnified Party's failure to perform any covenant or agreement contained in this Agreement or the Indemnified Party's negligence, recklessness, fraud, willful misconduct or bad faith in performing its obligations under this Agreement; provided, however, that the foregoing indemnity agreement shall not apply to any Damages of an Indemnified Party to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made by an Indemnifying Party in reliance upon and in conformity with written information furnished to the Indemnifying Party by the Indemnified Party expressly for use in the Registration Statement, any post-effective amendment thereof or supplement thereto, or any preliminary prospectus or final prospectus (as amended or supplemented). To the extent that the foregoing undertaking by the Indemnifying Party may be unenforceable for any reason, the Indemnifying Party shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

Section 9.3   METHOD OF ASSERTING INDEMNIFICATION CLAIMS. All claims for indemnification by any Indemnified Party under Section 9.2 shall be asserted and resolved as follows:

(a)   In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 9.2 is asserted against or sought to be collected from such Indemnified Party by a Person other than a party hereto or an affiliate thereof (a "Third Party Claim"), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim for indemnification that is being asserted under any provision of Section 9.2 against an Indemnifying Party, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a "Claim Notice") with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the "Dispute Period") whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party under Section 9.2 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i)       If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 9.3(a), then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be indemnified in full pursuant to Section 9.2). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided, further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under Section 9.2 with respect to such Third Party Claim.

(ii)             If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to this Section 9.3(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party(with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this clause (ii) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(iii)           If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability or the amount of its liability to the Indemnified Party with respect to the Third Party Claim under Section 9.2 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party with respect to such Third Party Claim, the amount of Damages specified in the Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under Section 9.2 and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such Third Party Claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(b)       In the event any Indemnified Party should have a claim under Section 9.2 against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under Section 9.2 specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an "Indemnity Notice") with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the amount of the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim or the amount of the claim described in such Indemnity Notice, the amount of Damages specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 9.2 and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(c)               The Indemnifying Party agrees to pay the Indemnified Party, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim.

(d)               The indemnity provisions contained herein shall be in addition to (i) any cause of action or similar rights of the Indemnified Party against the Indemnifying Party or others, and (ii) any liabilities the Indemnifying Party may be subject to.

ARTICLE X

MISCELLANEOUS

Section 10.1    GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflicts of law.

Section 10.2   ARBITRATION. Any disputes, claims, or controversies arising out of or relating to the Transaction Documents, or the transactions, contemplated thereby, or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be referred to and resolved solely and exclusively by binding arbitration to be conducted before the Judicial Arbitration and Mediation Service ("JAMS" ), or its successor pursuant the expedited procedures set forth in the JAMS Comprehensive Arbitration Rules and Procedures (the "Rules" ), including Rules 16.1 and 16.2 of those Rules. The arbitration shall be held in the southern district of New York, New York, before a tribunal consisting of three arbitrators each of whom will be selected in accordance with the "strike and rank" methodology set forth in Rule 15. Either party to this Agreement may, without waiving any remedy under this Agreement, seek from any federal or state court sitting in New York County, New York any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal. The costs and expenses of such arbitration shall be paid by and be the sole responsibility of the Company, including but not limited to the Investor's attorneys' fees and each arbitrator's fees. The arbitrators' decision must set forth a reasoned basis for any award of damages or finding of liability. The arbitrators' decision and award will be made and delivered as soon as reasonably possibly and in any case within 60 days' following the conclusion of the arbitration hearing and shall be final and binding on the parties and may be entered by any court having jurisdiction thereof

Section 10.3    JURY TRIAL WAIVER. THE COMPANY AND THE INVESTOR HEREBY WAIVE A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS.

Section 10.4    ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Company and the Investor and their respective successors. Neither this Agreement nor any rights of the Investor or the Company hereunder may be assigned by either party to any other Person.

Section 10.5    NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the Company and the Investor and their respective successors, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as set forth in Article IX.

Section 10.6    TERMINATION. The Company may terminate this Agreement at any time by written notice to the Investor, except while there is an outstanding Put Notice. In addition, this Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period; (ii) the date that the Company sells and the Investor purchases the Maximum Commitment Amount; or (iii) the date in which the Registration Statement is no longer effective, or (iv) the date that, pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors; provided, however, that the provisions of Articles III, IV, V, VI, IX and the agreements and covenants of the Company and the Investor set forth in this Article X shall survive the termination of this Agreement for the maximum length of time allowed under applicable law.

Section 10.7    ENTIRE AGREEMENT. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the Company and the Investor with respect to the matters covered herein and therein and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 10.8   FEES AND EXPENSES. Except as expressly set forth in the Transaction Documents or any other writing to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Investor. The Company shall pay a non-accountable fee of $25,000 to the Investor on the Execution Date; provide that, as long as the first Put is executed within 120 days of this Agreement, $15,000 of this fee shall be reduced from the first Put.

Section 10.9    COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. This Agreement may be delivered to the other parties hereto by e-mail of a copy of this Agreement bearing the signature of the parties so delivering this Agreement.

Section 10.10    SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

Section 10.11 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 10.12 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 10.13 EQUITABLE RELIEF. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investor by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Agreement will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Agreement, that the Investor shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

Section 10.14 TITLE AND SUBTITLES. The titles and subtitles used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

Section 10.15 AMENDMENTS; WAIVERS. No provision of this Agreement may be amended or waived by the parties from and after the date that is one Trading Day immediately preceding the initial filing of the Registration Statement with the SEC. Subject to the immediately preceding sentence, (i) no provision of this Agreement may be amended other than by a written instrument signed by both parties hereto and (ii) no provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

Section 10.16 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement, other than as required by law, without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior written consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Transaction Documents may be deemed to be "material contracts," as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the Securities Act or the Exchange Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

** Signature Page Follows **

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the Execution Date.

MOLECULAR DATA INC.

By
Name: DongliAng Chang
Title: Chairman of Board of Directors

OASIS CAPITAL, LLC

By:
Name: Adam Long
Title: Managing Partner

** Signature Page to Equity Purchase Agreement **

EXHIBIT A

FORM OF PUT NOTICE

TO: OASIS CAPITAL, LLC

DATE:_____________________

We refer to the Equity Purchase Agreement, dated May __, 2021 (the "Agreement"), entered into by and between Molecular Data Inc., and you. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby:

1)                   Give you notice that we require you to purchase____________________[Insert Number if known] Put Shares pursuant to an [ ] Option 1 Put or [ ] Option 2 Put or [ ] Option 3 Put; and

2)                  Certify that, as of the date hereof, the conditions set forth in Section 7.2 of the Agreement are satisfied.

Molecular Data Inc.

By:
Name:
Title:

Exhibit A

EXHIBIT B

FORM OF OFFICER'S CERTIFICATE
OF MOLECULAR DATA INC.

Pursuant to Section 7.2(j) of that certain equity purchase agreement, dated May, 2021 (the "Agreement"), by and between MOLECULAR DATA INC. (the "Company") and OASIS CAPITAL, LLC (the "Investor"), the undersigned, in his capacity as Chief Financial Officer of the Company, and not in his individual capacity, hereby certifies, as of the date hereof (such date, the "Condition Satisfaction Date"), the following:

1.                   The representations and warranties of the Company contained in the Agreement are true and correct in all material respects as of the Condition Satisfaction Date as though made on the Condition Satisfaction Date (except for representations and warranties specifically made as of a particular date) with respect to all periods, and as to all events and circumstances occurring or existing to and including the Condition Satisfaction Date, except for any conditions which have temporarily caused any representations or warranties of the Company set forth in the Agreement to be incorrect and which have been corrected with no continuing impairment to the Company or the Investor; and

2.                   All of the conditions precedent to the obligation of the Investor to purchase Put Shares set forth in the Agreement, including but not limited to Section 7.2 of the Agreement, have been satisfied as of the Condition Satisfaction Date.

Capitalized terms used herein shall have the meanings set forth in the Agreement unless otherwise defined herein.

IN WITNESS WHEREOF, the undersigned has her-                        affixed his hand as of May, 2021.

By:
Name: SIVI)
Title: Chincial Officer, Molecular Data Inc.

Exhibit B

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of May 13, 2021 (the "Execution Date"), is entered into by and between MOLECULAR DATA INC., a corporation incorporated under the laws of the Cayman Islands (the "Company"), and OASIS CAPITAL, LLC, a Puerto Rico limited liability company (together with its permitted assigns, the "Buyer"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in that certain Equity Purchase Agreement by and between the parties hereto, dated as of the Execution Date (as amended, restated, supplemented or otherwise modified from time to time, the "Purchase Agreement").

WHEREAS:

The Company has agreed, upon the terms and subject to the conditions of the Purchase Agreement, to sell to the Buyer up to $50,000,000 of Put Shares, and to induce the Buyer to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933 and the rules and regulations thereunder, or any similar successor statute (collectively, the "Securities Act"), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1.       DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

a.                  "Investor" means the Buyer, any transferee or assignee thereof to whom the Buyer assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement, and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement.

b.                  "Person" means any individual or entity including, but not limited to, any corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

c.                  "Register," "Registered," and "Registration" refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and/or pursuant to Rule 415 under the Securities Act or any successor rule providing for the offering of securities on a continuous basis ("Rule 415"), and the declaration or ordering of effectiveness of such registration statement(s) by the United States Securities and Exchange Commission (the "SEC").

d.                  "Registrable Securities" means all of the (i) Commitment Shares, (ii) Put Shares which have been, or which may, from time to time be issued, including without limitation all of the shares of Common Stock which have been issued or will be issued to the Investor under the Purchase Agreement (without regard to any limitation or restriction on purchases), (iii) any and all shares of capital stock issued or issuable with respect to each of the Transaction Documents, and (iv) any and all shares of capital stock issued or issuable with respect to the Put Shares, Commitment Shares and the Purchase Agreement as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitation on purchases under the Purchase Agreement.

Exhibit C-1

e.                  "Registration Statement" means one or more registration statements of the Company on Form F-3 covering the resale of the Registrable Securities including the Initial Registration Statement and any New Registration Statement or Other Registration Statement (each as defined herein).

2.       REGISTRATION.

a.                  Mandatory Registration. The Company shall by the 30th business day after the date hereof, file with the SEC an initial Registration Statement on Form F-3 covering the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Registrable Securities by the Investor, under Rule 415 under the Securities Act at then prevailing market prices (and not fixed prices) (the "Initial Registration Statement"). The Company shall use its commercially reasonable efforts to have the Initial Registration Statement declared effective by the SEC within 60 business days of the Execution Date and any amendment thereto declared effective by the SEC at the earliest possible date.

b.                  Rule 424 Prospectus. In addition to the Initial Registration Statement, the Company shall, as required by applicable securities regulations, from time to time file with the SEC, pursuant to Rule 424 promulgated under the Securities Act, such prospectuses and prospectus supplements, if any, to be used in connection with sales of the Registrable Securities under each Registration Statement. The Investor and its counsel shall have a reasonable opportunity to review and comment upon such prospectuses prior to its filing with the SEC, and the Company shall give due consideration to all such comments. The Investor shall use its reasonable best efforts to comment upon any prospectus within two business days from the date the Investor receives the final pre-filing version of such prospectus.

c.                  Sufficient Number of Shares Registered. In the event the number of shares available under the Initial Registration Statement is insufficient to cover all of the Registrable Securities (which the Commitment Shares shall be registered to prior to the Put Shares), the Company shall amend the Initial Registration Statement or file a new Registration Statement (a "New Registration Statement"), so as to cover all of such Registrable Securities (subject to the limitations set forth in Section 2(e)) as soon as practicable, but in any event not later than 20 business days after the necessity therefor arises, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act. The Company shall use its commercially reasonable efforts to cause such amendment and/or New Registration Statement to become effective as soon as practicable following the filing thereof.

d.                  Effectiveness. The Investor and its counsel shall have a reasonable opportunity to review and comment upon any Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus prior to its filing with the SEC, and the Company shall give due consideration to all reasonable comments. The Investor shall furnish all information reasonably requested by the Company for inclusion therein. The Company shall use commercially reasonable efforts to keep all Registration Statements effective, including, but not limited to, pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Investor of all of the Registrable Securities covered thereby at all times until the earlier of (i) the date as of which the Investor may sell all of the Registrable Securities without restriction pursuant to Rule 144 promulgated under the Securities Act without any restrictions (including any restrictions under Rule 144(c) or Rule 144(i)) and (ii) the date on which the Investor shall have sold all the Registrable Securities covered thereby and no Put Shares remain issuable under the Purchase Agreement (the "Registration Period"). In the event that any Registration Statement filed hereunder is no longer effective and Rule 144 is available for sales of the Registrable Securities, the Investor shall provide an opinion to the Company that the Investor may sell any such Registrable Securities held by the Investor pursuant to Rule 144 with all costs related to such opinion to be borne by the Investor. Each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Exhibit C-2

e.                   Offering. If the staff of the SEC (the "Staff') or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities that does not permit such Registration Statement to become or remain effective and be used for resales by the Investor under Rule 415 at then-prevailing market prices (and not fixed prices) by comment letter or otherwise, or if after the filing of the Initial Registration Statement with the SEC pursuant to Section 2(a), the Company is otherwise required by the Staff or the SEC to reduce the number of Registrable Securities included in such initial Registration Statement, then the Company shall reduce the number of Registrable Securities to be included in such Initial Registration Statement (with the prior consent, which shall not be unreasonably withheld, of the Investor and its legal counsel as to the specific Registrable Securities to be removed therefrom) until such time as the Staff and the SEC shall so permit such Registration Statement to become effective and be used as aforesaid. In the event of any reduction in Registrable Securities pursuant to this paragraph, the Company shall file one or more New Registration Statements in accordance with Section 2(c) until such time as all Registrable Securities have been included in Registration Statements that have been declared effective and the prospectus contained therein is available for use by the Investor. Notwithstanding any provision herein or in the Purchase Agreement to the contrary, the Company's obligations to register Registrable Securities (and any related conditions to the Investor's obligations) shall be qualified as necessary to comport with any requirement of the SEC or the Staff as addressed in this Section 2(e).

3.       RELATED OBLIGATIONS.

With respect to a Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on any Other Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

a.                  The Company shall prepare and file with the SEC such amendments (including post-effective amendments on Form F-3) and supplements to any Registration Statement and any Other Registration Statement and the prospectus used in connection with such Registration Statement and Other Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement or applicable Other Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such registration statement.

b.                  The Company shall permit the Investor to review and comment upon each Registration Statement or any Other Registration Statement and all amendments and supplements thereto at least two business days prior to their filing with the SEC, and not file any document in a form to which Investor reasonably objects. The Investor shall use its reasonable best efforts to comment upon the Registration Statement or any Other Registration Statement and any amendments or supplements thereto within two (2) business days from the date the Investor receives the final version thereof. The Company shall furnish to the Investor, without charge, and within one (1) business day, any comments and/or any other correspondence from the SEC or the Staff to the Company or its representatives relating to the Registration Statement or any Other Registration Statement. The Company shall respond to the SEC or the Staff, as applicable, regarding the resolution of any such comments and/or correspondence as promptly as practicable and in any event within two weeks upon receipt thereof.

Exhibit C-3

c.                   Upon request of the Investor, the Company shall furnish to the Investor, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, (ii) upon the effectiveness of any Registration Statement, a copy of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor. For the avoidance of doubt, any filing available to the Investor via the SEC's live EDGAR system shall be deemed "furnished to the Investor" hereunder.

d.                 The Company shall use commercially reasonable efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of Puerto Rico and such other jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

e.                  As promptly as practicable after becoming aware of such event or facts, the Company shall notify the Investor in writing of the happening of any event or existence of such facts as a result of which the prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver a copy of such supplement or amendment to the Investor (or such other number of copies as the Investor may reasonably request). The Company shall also promptly notify the Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment thereto has become effective (notification of such effectiveness shall be delivered to the Investor by email or facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to any Registration Statement or related prospectus or related information, and (iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

f.                   The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of any registration statement, or the suspension of the qualification of any Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Investor of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose. In addition, if the Company shall receive any comment letter from the SEC relating to any Registration Statement under which Registrable Securities are Registered, the Company shall notify the Investor of the issuance of such order and use its commercially reasonable efforts to address such comments in a manner satisfactory to the SEC.

Exhibit C-4

g.                  The Company shall (i) cause all the Registrable Securities to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) secure designation and quotation of all the Registrable Securities on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section.

h.                  The Company shall cooperate with the Investor to facilitate the timely preparation and delivery of DWAC Shares representing the Registrable Securities to be offered pursuant to any Registration Statement. "DWAC Shares" means shares of Common Stock that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and (iii) timely credited by the Company to the Investor's or its designee's specified DWAC account with The Depository Trust Company ("DTC") under the DTC/FAST Program, or any similar program hereafter adopted by DTC performing substantially the same function.

i.                    The Company shall at all times provide a transfer agent and registrar with respect to its Common Stock.

J .                If reasonably requested by the Investor, the Company shall (i) immediately incorporate in a prospectus supplement or post-effective amendment such information as the Investor believes should be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold; the purchase price being paid therefor and any other terms of the offering of the Registrable Securities; (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as practicable upon notification of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement.

k.                 The Company shall use its commercially reasonable efforts to cause the Registrable Securities covered by any Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

1.                  The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of Registrable Securities pursuant to any Registration Statement.

4.       OBLIGATIONS OF THE INVESTOR.

a.                  The Company shall notify the Investor in writing of the information the Company reasonably requires from the Investor in connection with any Registration Statement hereunder. The Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. Notwithstanding the foregoing, the Registration Statement shall contain the "Selling Stockholder" and "Plan of Distribution" sections, each in substantially the form provided to the Company by the Investor.

Exhibit C-5

b.                  The Investor agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder.

c.                  The Investor agrees that, upon receipt of any notice from the Company of the happening of any event or existence of facts of the kind described in Section 3(f) or the first sentence of Section 3(e), the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until withdrawal of a stop order contemplated by Section 3(f) or the Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(e). Notwithstanding anything to the contrary, the Company shall cause its transfer agent to promptly issue DWAC Shares in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor's receipt of a notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of Section 3(e) and for which the Investor has not yet settled.

5.                   EXPENSES OF REGISTRATION.

All reasonable expenses, other than sales or brokerage commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.                   INDEMNIFICATION.

a.                  To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, each Person, if any, who controls or is under common control with the Investor, the members, the directors, officers, partners of the Investor and each Person, if any, who is an "affiliate" of the Investor within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, an "Indemnified Person"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an Indemnified Person is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement, any Other Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or any Other Registration Statement or (iv) any material violation by the Company of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, "Violations"). The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information about the Investor furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of a Registration Statement, any Other Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); (ii) with respect to any superseded prospectus, shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, if such revised prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it; (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 9. Notwithstanding anything to the contrary, this Section 6 shall be deemed to provide the Company with reciprocal Indemnification rights.

Exhibit C-6

b.                  Promptly after receipt by an Indemnified Person under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person shall, if a Claim in respect thereof is to be made against the Company under this Section 6, deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and to the Indemnified Person; provided, however, that an Indemnified Person shall have the right to retain its own counsel with the fees and expenses to be paid by the Company, if, in the reasonable opinion of counsel retained by the Company, the representation by such counsel of the Indemnified Person and the Company would be inappropriate due to actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding. The Indemnified Person shall cooperate fully with the Company in connection with any negotiation or defense of any such action or Claim by the Company and shall furnish to the Company all information reasonably available to the Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Company shall not be liable for any settlement of any action, Claim or proceeding effectuated without its written consent, provided, however, that the Company shall not unreasonably withhold, delay or condition its consent. The Company shall not, without the consent of the Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the Company shall be subrogated to all rights of the Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnified Person under this Section 6, except to the extent that the Company is prejudiced in its ability to defend such action.

Exhibit C-7

c.                  The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

d.                  The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Person against the Company or others, and (ii) any liabilities the Company may be subject to pursuant to the law.

7.          CONTRIBUTION.

To the extent any indemnification by the Company is prohibited or limited by law, the Company agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law.

8.          REPORTS AND DISCLOSURE UNDER THE SECURITIES ACTS.

With a view to making available to the Investor the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration ("Rule 144"), the Company agrees, at the Company's sole expense, to:

a.                   make and keep "current public information" available, as such term is understood and defined in Rule 144;

b.                  file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

c.                  furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting and or disclosure provisions of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration; and

d.                  take such additional action as is requested by the Investor to enable the Investor to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company's transfer agent as may be requested from time to time by the Investor at the Company's expense and otherwise fully cooperate with Investor and Investor's broker to effect such sale of securities pursuant to Rule 144.

The Company agrees that damages may be an inadequate remedy for any breach of the terms and provisions of this Section 8 and that Investor shall, whether or not it is pursuing any remedies at law, be entitled to equitable relief in the form of a preliminary or permanent injunctions, without having to post any bond or other security, upon any breach or threatened breach of any such terms or provisions.

9.          ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer, or any Investor as assignee pursuant to this Section 9. The Buyer, or any Investor, may not assign its rights under this Agreement without the written consent of the Company other than to an affiliate of such Investor.

Exhibit C-8

10.          AMENDMENT OF REGISTRATION RIGHTS.

No provision of this Agreement may be (i) amended other than by a written instrument signed by both parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11.               MISCELLANEOUS.

a.                  A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

b.                  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:

Molecular Data Inc.

Floor 11, Building 15, No. 2177 Shenkun Road,
Shanghai, People's Republic of China, 201106
Attention: Steven Foo, Chief Financial Officer
Email: steven.foo@molbase.com

If to the Investor:

Oasis Capital, LLC

208 Ponce de Leon Ave, Suite 1600

San Juan, PR 00918

E-mail: investments@oasis-cap.com

Attention: Adam Long, Managing Partner

Phone: 816.960.0100

with a copy to (that shall not constitute notice)

Nason Yeager Gerson Harris & Fumero, P.A.

3001 PGA Blvd., Suite 305

Palm Beach Gardens, FL 33410

E-mail: bbernstein@nasonyeager.com

Attention: Brian Bernstein, Esq.

or at such other address and/or email address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's email account containing the time, date, recipient email address, as applicable, and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by email or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Exhibit C-9

c.                  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed in accordance with the Purchase Agreement.

d.                  Any disputes, claims, or controversies hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein shall be referred to and resolved solely and exclusively as provided for under the Purchase Agreement.

e.                  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

f.                   EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

g.                  This Agreement and the Purchase Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the Purchase Agreement supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

h.                  Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto.

i.                   The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof

j.                  This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission or by e-mail in a ".pdf' format data file of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

k.                  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

1.                  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

m.                 This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

Exhibit C-10

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the Execution Date.

THE COMPANY:

MOLECULAR DATA INC.

By:
Name: Dongliang Chang
Title: Chairman of Board of Directors

BUYER:

OASIS CAPITAL, LLC

By:
Name: Adam Long
Title: Managing Partner

Exhibit C-11

DISCLOSURE SCHEDULES

Disclosure Schedules

Exhibit C-12